Exhibit 99.2

Gaffney, Cline & Associates Inc.	Four Oaks Place
1300 Post Oak Boulevard, Suite 1000
Houston, Texas 77056

	Telephone:	(713) 850-9955
Technical and Management Advisers to the Petroleum Industry Internationally Since 1962	Facsimile: Email:	(713) 850-9966 gcah@gaffney-cline.com
ASF/bgh/C1852.02/gcah.97.11	February 28, 2011

Mr. Oscar H. Valbuena
Director de Control de Reservas
Ecopetrol, S. A.
Vicepresidencia Financiera
Edificio Principal, Piso 7
Bogota, Colombia

Reserve Audit for Forty Five Fields in Colombia
as well as Ecopetrol’s Participation in Savia S.A.

Dear Mr. Valbuena:

This consolidated Proved reserves statement has been prepared by Gaffney, Cline & Associates (GCA) and issued on February 28, 2011 at the request of Ecopetrol, S.A. (Ecopetrol), a participant operator and investor in forty five fields in the Lower, Middle and Upper Magdalena Valley, Catatumbo and Putumayo Basins, Colombia and 50% holder of the interest in Savia, S.A. (Savia), operator of the Lote Z-2B in Peru. This report is based on prior audits conducted by GCA and the same is intended for use in conjunction with Ecopetrol’s December 31, 2010 20-F filing with the United States Securities and Exchange Commission.

GCA audited Ecopetrol’s net proved hydrocarbon reserves in 2010 and provided to Ecopetrol a reserve statement as of December 31, 2010 for forty five fields in the Lower, Middle and Upper Magdalena Valley, Catatumbo and Putumayo Basins in Colombia dated January 08, 2011. GCA separately audited Savia’s net proved reserves in 2010 and provided a statement of hydrocarbon reserves as of December 31, 2010 to Savia for its operated interests in Lote Z-2B in Peru dated January 17, 2010. The table below presents the consolidated volumes corresponding to the Ecopetrol’s interests in the mentioned fields.

Statement of Proved Hydrocarbon Reserves Volumes
Forty Five Fields, Colombia and Ecopetrol’s Participation in Savia, S.A.
as of December 31, 2010

	Gross Field Volumes		Net to Ecopetrol
	Liquids	Gas	Liquids	Gas
	MMBbl	Bscf	MMBbl	Bscf
Proved
Developed	346	99	224	56
Undeveloped	139	36	102	29
Total Proved	485	135	326	85

Hydrocarbon liquid volumes represent crude oil and condensate, natural gasoline and LPG estimated to be recovered during field separation and plant processing, and are reported in millions of barrels (MMBbl). Natural gas volumes represent expected gas sales, and are reported in billions (109) of cubic feet (Bscf) at standard conditions of 14.7 psia and 60 degrees Fahrenheit. These volumes have been reduced for fuel usage in the field. Royalties payable to the State have been deducted from reported net volumes.

UNITED KINGDOM UNITED STATES SINGAPORE AUSTRALIA ARGENTINA BRAZIL KAZAKHSTAN RUSSIA UAE

Gaffney, Cline & Associates
ASF/bgh/C1852.02/gcah.97.11
Ecopetrol, S. A.
February 28, 2011

Proved gas volumes are based on firm and existing gas contracts and on the reasonable expectation that such gas sales contracts will be renewed on similar terms in the future.

Ecopetrol has advised GCA that these Proved volumes represent 20% of Ecopetrol’s total Proved reserves. Based on information provided by ECOPETROL, the third party estimate conducted by GCA addresses 28% of the total proved developed net liquid hydrocarbon reserves, 2.4% of the total proved developed net gas reserves and 24% of the total proved undeveloped net liquid hydrocarbon reserves and 6.2% of the total proved undeveloped net gas reserves of ECOPETROL. These proportions are on a barrel oil equivalent (BOE) basis. GCA is not in a position to verify these statements as it was not requested to review Ecopetrol’s other oil and gas assets.

The audit examinations were based on reserve estimates and other information provided by Ecopetrol and Savia to GCA through November 2010, and included such tests, procedures and adjustments as were considered necessary. Field data and information provided by Ecopetrol varies from field to field, Ecopetrol provided production data sets, depending on the field, up to September, October, or November 2010. All questions that arose during the course of the audit process were resolved to our satisfaction.

Technical information and comments related to the methodology followed to audit the reserves volumes for each one of the fields, is presented in separate individual reports. As these reports are quite extensive and detailed, the significant points of the work performed are summarized below.

Recoverable volume estimates as derived from profiles of expected future performance were checked for consistency with the development plans provided by Ecopetrol and Savia and verified on the basis of individual well decline analysis, typical well performance models, material balance calculations, reservoir simulation results, analogies, etc. as appropriate to the available information and category of the reserves. Gross reserves and those net to Ecopetrol’s interests were verified on the basis of the fiscal and contractual terms applicable in each case.

In order to confirm estimates of petroleum initially in place, the structural and stratigraphic descriptions of the accumulations, various reservoir limits, rock petrophysical parameters and reservoir fluid properties were reviewed checked for reasonableness and/or modified as appropriate based on information and data supplied by Ecopetrol or Savia. Reservoir and individual well performance was analyzed in order to assess the predominant reservoir drive mechanisms currently active in the fields and those expected to affect the future production performance.

The economic tests for the December 31, 2010 reserve volumes were based on a prior twelve-month first-day-of-the-month average reference price for West Texas Intermediate (WTI) crude of US$79.43/Bbl, corrected for location and quality to an average wellhead price in the range of US$64.21 – 79.97/Bbl, depending on the specific field. Sales gas and plant product prices were advised by Ecopetrol/Savia according to existing contracts and/or regulations. No price escalation has been included, other than as provided for in existing contracts. The following tables include additional details of these prices:

Gaffney, Cline & Associates
ASF/bgh/C1852.02/gcah.97.11
Ecopetrol, S. A.
February 28, 2011

Oil and Condensate Prices

Note	Price US$/Bbl
12 Month average price for West Texas Intermediate (WTI) Crude	79.43
Unweighted average of the prices adjusted for location and quality used to determine oil and condensate proved reserves for the different fields in Colombia and Peru.	71.30

Product Plant Prices

Note	Products Plants	Price US$/Bbl
12 Month average reference price (Mont Belvieu, Texas)	Propane	49.39
	Butane	62.76
	Gasoline	87.19
Unweighted average price adjusted for location and quality used to determine proved reserves in Colombia Assets	Propane	44.63
	Butane	58.00
	Gasoline	82.89
Unweighted average price adjusted for location and quality used to determine proved reserves in Peru Assets	LPG	59.05
	Solvent	54.10

Gas Prices

Note	Location/Fields	Price US$/MMBTU
Average benchmark natural gas price - Colombia	Guajira (Benchmark Price)	3.84
	Opón (Benchmark Price)	4.41
	Cusiana (Benchmark Price)	4.57
Natural gas average price defined by contract/agreements used to determine proved reserves in some Colombia fields	Fields audited: Tenay, Tempranillo, Toqui-Toqui, Sardinata and Mana.	2.33
Adjusted gas price used to determine proved reserves in the remaining Colombia Fields	Fields audited: Payoa, La Salina, Provincia, Lisama, Nutria, Tesoro, Corazón, Corazón West, La Cira and Infantas	4.41
Natural gas average price defined by contract/agreements used to determine proved reserves in some Peru fields	Fields audited: Peña Negra, Lobito, Providencia, San Pedro, Litoral and Chira.	4.32

Gaffney, Cline & Associates
ASF/bgh/C1852.02/gcah.97.11
Ecopetrol, S. A.
February 28, 2011

Future capital costs for the fields were derived from development program forecasts prepared by field operators. Recent historical operating expense data were utilized as the basis for operating cost projections. GCA has found that sufficient capital investments and operating expenses have been projected by the operators to produce the projected volumes.

It is GCA’s opinion that the estimates of total remaining recoverable hydrocarbon liquid and gas volumes as of December 31, 2010 are, in the aggregate, reasonable and the reserves categorization is appropriate and consistent with the definitions for reserves set out in Part 210 Rule 4-10(a) of Regulation S-X of the United States Securities and Exchange Commission. GCA concludes that the methodologies employed by Ecopetrol and Savia in the derivation of the reserves estimates are appropriate and that the quality of the data relied upon and the depth and thoroughness of the reserves estimation process are adequate.

GCA is not aware of any potential changes in regulations applicable to these fields that could affect the ability of Ecopetrol or Savia to produce the estimated reserves.

This assessment has been conducted within the context of GCA’s understanding of Ecopetrol’s petroleum property rights as represented by Ecopetrol’s management. GCA is not in a position to attest to property title, financial interest relationships or encumbrances thereon for any part of the appraised properties or interests.

There are numerous uncertainties inherent in estimating reserves and resources, and in projecting future production, development expenditures, operating expenses and cash flows. Oil and gas reserve engineering and resource assessment must be recognized as a subjective process of estimating subsurface accumulations of oil and gas that cannot be measured in an exact way. Estimates of oil and gas reserves or resources prepared by other parties may differ, perhaps materially, from those contained within this report. The accuracy of any Reserve or Resource estimate is a function of the quality of the available data and of engineering and geological interpretation. Results of drilling, testing and production that post-date the preparation of the estimates may justify revisions, some or all of which may be material. Accordingly, Reserve and Resource estimates are often different from the quantities of oil and gas that are ultimately recovered, and the timing and cost of those volumes that are recovered may vary from that assumed.

* * * * *

For this assignment, GCA served as independent reserve auditor. The firm’s officers and employees have no direct or indirect interest holding(s) in the property units evaluated. GCA’s remuneration was not in any way contingent on reported reserve estimates. The qualifications of the technical person primarily responsible for overseeing this audit are included in Appendix I.

Gaffney, Cline & Associates
ASF/bgh/C1852.02/gcah.97.11
Ecopetrol, S. A.
February 28, 2011

Finally, please note that GCA reserves the right to approve, in advance, the use and context of the use of any results, statements or opinions expressed in this report. Such approval shall include, but not be confined to, statements or references in documents of a public or semi-public nature such as loan agreements, prospectuses, reserve statements, press releases etc.

Very truly yours,

GAFFNEY, CLINE & ASSOCIATES, INC.

/s/ David K. Morgan
David K. Morgan
  Senior Technical Manager

Attachment
Appendix I: Technical Qualifications of Person Responsible for Audit

Gaffney, Cline & Associates

Appendix I:
Technical Qualifications of Person Responsible for Audit

Gaffney, Cline & Associates

Statement of Qualifications
D. K. Morgan

D. K. Morgan is one of GCA’s Senior Technical Mangers and was responsible for overseeing the preparation of the audit. Mr. Morgan has over 42 years of diversified international industry experience mainly in reservoir-engineering, geology, reserves estimates, project development, economics and training in the assessment, classification and reporting of reserves and resources. Over the past 5 years he has been responsible for project review and oversight for GCA’s Houston office as it pertains to exploration and production activities including the reserves audits conducted on behalf of Repsol YPF S.A. and YPF S.A. He is a member of the Society of Petroleum Engineers (SPE) and holds a petroleum engineering degree from Marietta College.